CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$15,755,000	$1,805.52

Pricing supplement no. 519
To prospectus dated November 14, 2011,
prospectus supplement dated November 14, 2011,
product supplement no. 5-I dated November 17, 2011 and
underlying supplement no. 1-I dated November 14, 2011
Registration Statement No. 333-177923 Dated July 17, 2012 Rule 424(b)(2)

Structured Investments	$15,755,000 Return Notes Linked to the MDAX® Index, Converted into U.S. Dollars, due January 23, 2013
General
•
The notes are designed for investors who seek exposure to the performance of the MDAX® Index, converted into U.S. dollars, subject to the Index Adjustment Factor.  Investors should be willing to forgo interest and dividend payments and, if the Index, converted into U.S. dollars, declines or if the Ending Index Level is not greater than the Initial Index Level by at least approximately 0.25%, be willing to lose some or all of their principal.  Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.

•	Unsecured and unsubordinated obligations of JPMorgan Chase & Co. maturing January 23, 2013†
•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof
•	The notes priced on July 17, 2012 and are expected to settle on or about July 20, 2012.
Key Terms
Index:	The MDAX® Index (the “Index”), converted into U.S. dollars
Payment at Maturity:
Payment at maturity will reflect the performance of the Index, converted into U.S. dollars, subject to the Index Adjustment Factor.  Accordingly, at maturity, you will receive an amount per $1,000 principal amount note calculated as follows:

$1,000 × (1 + Index Return) × Index Adjustment Factor
Because the Index Adjustment Factor is 99.75%, you will lose some or all of your investment at maturity if the Index Return is less than approximately 0.25%.  For more information on how the Index Adjustment Factor can affect your payment at maturity, please see “What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Index?” in this pricing supplement.

If the value of the U.S. dollar appreciates against the European Union euro, you may lose some or all of your investment in the notes, even if the Index closing level has increased during the term of the notes.

Index Return:	The performance of the Index, converted into U.S. dollars, from the Initial Index Level to the Ending Index Level, calculated as follows:
Ending Index Level – Initial Index Level
Initial Index Level
Index Adjustment Factor:	99.75%
Initial Index Level:	The Adjusted Index Level of the Index on the pricing date, which was 13,006.63738, based on the Index closing level of 10,649.83 and the Exchange Rate of 1.2213 on the pricing date
Ending Index Level:	The Adjusted Index Level of the Index on the Observation Date
Adjusted Index Level:	On any day, the Index closing level on that day multiplied by the Exchange Rate on that day
Exchange Rate:
The “Exchange Rate” on any day will equal an exchange rate of U.S. dollars per one unit of the European Union euro, as determined by the calculation agent, expressed as the amount of U.S. dollars per European Union euro, as reported by Reuters Group PLC (“Reuters”) on Reuters page “WMRSPOT05,” or any substitute Reuters page, at approximately 4:00 p.m. Greenwich Mean Time.

Underlying Currency:	The European Union euro
Currency Business Day:
A “currency business day” is a day on which (a) dealings in foreign currency in accordance with the practice of the foreign exchange market occur in The City of New York and the principal financial center for the Underlying Currency (which is London, England for the European Union euro) and (b) banking institutions in The City of New York and that principal financial center are not otherwise authorized or required by law, regulation or executive order to close.

Observation Date:	January 17, 2013†
Maturity Date:	January 23, 2013†
CUSIP:	48125VS50
†          Subject to postponement in the event of a market disruption event or currency disruption event and as described under “Description of Notes — Postponement of a Determination Date — A. Notes Linked to a Single Index” and “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 5-I
Investing in the Return Notes involves a number of risks.  See “Risk Factors” beginning on page PS-16 of the accompanying product supplement no. 5-I, “Risk Factors” beginning on page US-1 of the accompanying underlying supplement no. 1-I and “Selected Risk Considerations” beginning on page PS-4 of this pricing supplement.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus.  Any representation to the contrary is a criminal offense.
	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$1,000	$5	$995
Total	$15,755,000	$78,775	$15,676,225
(1)
The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.  For additional related information, please see “Use of Proceeds and Hedging” beginning on page PS-31 of the accompanying product supplement no. 5-I.

(2)
J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission of $5.00 per $1,000 principal amount note.  See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-46 of the accompanying product supplement no. 5-I.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee.  The aggregate amount of these fees will be $5.00 per $1,000 principal amount note.
The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.
July 17, 2012

Recent Developments
On July 13, 2012, we reported that we had reached a determination to restate our previously filed interim financial statements for the first quarter of 2012 and that our previously filed interim financial statements for the first quarter of 2012 should not be relied upon.  The restatement will have the effect of reducing our reported net income for the 2012 first quarter by $459 million.  The restatement relates to valuations of certain positions in the synthetic credit portfolio of our Chief Investment Office.  Our principal transactions revenue, total net revenue and net income for the first six months of 2012, and the principal transactions revenue, total net revenue and net income of our Chief Investment Office for the first six months of 2012, will remain unchanged as a result of the restatement.

We also reported, on July 13, 2012, management’s determination that a material weakness existed in our internal control over financial reporting at March 31, 2012.  During the first quarter of 2012, the size and characteristics of the synthetic credit portfolio changed significantly.  These changes had a negative impact on the effectiveness of our Chief Investment Office’s internal controls over valuation of the synthetic credit portfolio.  Management has taken steps to remediate the internal control deficiencies, including enhancing management oversight over valuation matters.  The control deficiencies were substantially remediated by June 30, 2012. For further discussion, please see Item 4.02(a) of our Current Report on Form 8-K dated July 13, 2012.

The reported trading losses have led to heightened regulatory scrutiny, and any future losses related to these positions and the material weakness in our internal control over financial reporting may lead to additional regulatory or legal proceedings against us and may adversely affect our credit ratings and credit spreads and, as a result, the market value of the notes.  See Item 4.02(a) of our Current Report on Form 8-K dated July 13, 2012 and “Selected Risk Considerations — Credit Risk of JPMorgan Chase & Co.” in this pricing supplement for further discussion.

On July 13, 2012, we also announced earnings for the second quarter of 2012.  See our Current Report on Form 8-K dated July 13, 2012 (related solely to Item 2.02 and related exhibits under Item 9.01) for more information about our 2012 second quarter results.

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 5-I dated November 17, 2011 and underlying supplement no. 1-I dated November 14, 2011.  This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated July 17, 2012 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 5-I and “Risk Factors” in the accompanying underlying supplement no. 1-I, as the notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 5-I dated November 17, 2011:
http://www.sec.gov/Archives/edgar/data/19617/000089109211007707/e46168_424b2.pdf
•	Underlying supplement no. 1-I dated November 14, 2011:
http://www.sec.gov/Archives/edgar/data/19617/000089109211007615/e46154_424b2.pdf
•	Prospectus supplement dated November 14, 2011:
http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf
•	Prospectus dated November 14, 2011:
http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617.  As used in this pricing supplement, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

JPMorgan Structured Investments —	PS- 1
Return Notes Linked to the MDAX® Index, Converted into U.S. Dollars

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Index?

The following table and examples illustrate the hypothetical total return at maturity for each $1,000 principal amount note.  The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000.  Each hypothetical total return set forth below assumes an Initial Index Level of 12,932 (based on a hypothetical Index closing level on the pricing date of 10,600 and a hypothetical Exchange Rate on the pricing date of 1.22) and reflect the Index Adjustment Factor of 99.75%.  Each hypothetical total return or hypothetical payment at maturity set forth below is for illustrative purposes only and may not be the actual total return or payment at maturity applicable to a purchaser of the notes.  The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Index Level	Index Return	Total Return
25,864.0000	100.0000%	99.5000%
22,631.0000	75.0000%	74.5625%
19,398.0000	50.0000%	49.6250%
16,811.6000	30.0000%	29.6750%
15,518.4000	20.0000%	19.7000%
14,225.2000	10.0000%	9.7250%
13,578.6000	5.0000%	4.7375%
13,255.3000	2.5000%	2.2437%
12,964.4076	0.2506%	0.0000%
12,944.9320	0.1000%	-0.1503%
12,932.0000	0.0000%	-0.2500%
12,285.4000	-5.0000%	-5.2375%
11,638.8000	-10.0000%	-10.2250%
10,345.6000	-20.0000%	-20.2000%
9,052.4000	-30.0000%	-30.1750%
7,759.2000	-40.0000%	-40.1500%
6,466.0000	-50.0000%	-50.1250%
5,172.8000	-60.0000%	-60.1000%
3,879.6000	-70.0000%	-70.0750%
2,586.4000	-80.0000%	-80.0500%
1,293.2000	-90.0000%	-90.0250%
0.0000	-100.0000%	-100.0000%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the payment at maturity in different hypothetical scenarios is calculated.

Example 1: The level of the Index increases from the Initial Index Level of 12,932 to an Ending Index Level of 13,578.60.  Because the Ending Index Level of 13,578.60 is greater than the Initial Index Level of 12,932, the investor receives a payment at maturity of $1,047.375 per $1,000 principal amount note, calculated as follows:

$1,000 × (1 + 5%) × 99.75% = $1,047.375

Example 2: The level of the Index increases from the Initial Index Level of 12,932 to an Ending Index Level of 12,944.932.  Although the Ending Index Level of 12,944.932.80 is greater than the Initial Index Level of 12,932, because of the adverse effect of the Index Adjustment Factor, the investor receives a payment at maturity of $998.4975 per $1,000 principal amount note, calculated as follows:

$1,000 × (1 + 0.10%) × 99.75% = $998.4975

Example 3: The level of the Index decreases from the Initial Index Level of 12,932 to an Ending Index Level of 10,345.60.  Because the Ending Index Level of 10,345.60 is less than the Initial Index Level of 12,932, the investor receives a payment at maturity of only $798.00 per $1,000 principal amount note, calculated as follows:

$1,000 × (1 + -20%) × 99.75% = $798.00

The hypothetical returns and hypothetical payments on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market.  If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

JPMorgan Structured Investments —	PS- 2
Return Notes Linked to the MDAX® Index, Converted into U.S. Dollars

Hypothetical Examples of Index Return Calculations

The following examples illustrate how the Index Return is calculated in different hypothetical scenarios.  The examples below assume that the hypothetical Index on the pricing date is 10,600, the hypothetical Exchange Rate on the pricing date is 1.22 and, therefore, the hypothetical Initial Index Level is 12,932.  The examples below also assume that the Ending Index Level for the Index is based on the Adjusted Index Level on a single date, which we refer to as the Observation Date.  The hypothetical Index Returns set forth below are for illustrative purposes only and may not be the actual Index Returns.  The numbers appearing in the following examples have been rounded for ease of analysis.

Example 1: The Index closing level increases from 10,600 on the pricing date to 11,660 on the Observation Date, and the Exchange Rate on the Observation Date remains flat at 1.22 from the pricing date to the Observation Date.

The Ending Index Level is equal to:
11,660 × 1.22 = 14,225.20
Because the Ending Index Level of 14,225.20 is greater than the Initial Index Level of 12,932, the Index Return is positive and is equal to 10%.

Example 2: The Index closing level remains flat at 10,600 from the pricing date to the Observation Date, and the Exchange Rate increases from 1.22 on the pricing date to 1.464 on the Observation Date.

The Ending Index Level is equal to:
10,600 × 1.464 = 15,518.40
Because the Ending Index Level of 15,518.40 is greater than the Initial Index Level of 12,932, the Index Return is positive and is equal to 20%.

Example 3: The Index closing level increases from 10,600 on the pricing date to 11,660 on the Observation Date, and the Exchange Rate increases from 1.22 on the pricing date to 1.464 on the Observation Date.
The Ending Index Level is equal to:
11,660 × 1.464 = 17,070.24
Because the Ending Index Level of 17,070.24 is greater than the Initial Index Level of 12,932, the Index Return is positive and is equal to 32%.

Example 4: The Index closing level increases from 10,600 on the pricing date to 11,660 on the Observation Date, but the Exchange Rate decreases from 1.22 on the pricing date to 0.976 on the Observation Date.
The Ending Index Level of the Index is equal to:
11,660 × 0.976 = 11,380.16
Even though the closing level of the Index has increased by 10%, because the Exchange Rate has decreased by 20%, the Ending Index Level of 11,380.16 is less than the Initial Index Level of 12,932, and the Index Return is negative and is equal to -12%.

Example 5: The Index closing level decreases from 10,600 on the pricing date to 9,540 on the Observation Date, but the Exchange Rate increases from 1.22 on the pricing date to 1.464 on the Observation Date.
The Ending Index Level is equal to:
9,540 × 1.464 = 13,966.56
Even though the closing level of the Index has decreased by 10%, because the Exchange Rate has increased by 20%, the Ending Index Level of 13,966.56 is greater than the Initial Index Level of 12,932, and the Index Return is positive and is equal to 8%.

Example 6: The Index closing level decreases from 10,600 on the pricing date to 9,540 on the Observation Date, and the Exchange Rate decreases from 1.22 on the pricing date to 0.976 on the Observation Date.
The Ending Index Level is equal to:
9,540 × 0.976 = 9,311.04
Because the Ending Index Level of 9,311.04 is less than the Initial Index Level of 12,932, the Index Return is negative and is equal to -28%.

Example 7: The Index closing level remains flat at 10,600 from the pricing date to the Observation Date, and the Exchange Rate decreases from 1.22 on the pricing date to 0.976 on the Observation Date.
The Ending Index Level is equal to:
10,600 × 0.976 = 10,345.60
Because the Ending Index Level of 10,345.60 is less than the Initial Index Level of 12,932, the Index Return is negative and is equal to -20%.

Example 8: The Index closing level decreases from 10,600 on the pricing date to 9,540 on the Observation Date, and the Exchange Rate remains flat at 1.22 from the pricing date to the Observation Date.
The Ending Index Level is equal to:
9,540 × 1.22 = 11,638.80

Because the Ending Index Level of 11,638.80 is less than the Initial Index Level of 12,932, the Index Return is negative and is equal to -10%.

JPMorgan Structured Investments —	PS- 3
Return Notes Linked to the MDAX® Index, Converted into U.S. Dollars

Selected Purchase Considerations

•
INVESTMENT EXPOSURE TO THE PERFORMANCE OF THE MDAX® INDEX, CONVERTED INTO U.S. DOLLARS — The notes provide exposure to the performance of the Index, converted into U.S. dollars, subject to the Index Adjustment Factor.  Because the notes are our unsecured and unsubordinated obligations, payment of any amount on the notes is subject to our ability to pay our obligations as they become due.

•
RETURN LINKED IN PART TO THE MDAX® INDEX — The return on the notes is linked to the performance of the MDAX® Index.  The MDAX® Index is a capital-weighted index that comprises 50 mid-cap issuers based in Germany from classic sectors (i.e., sectors other than technology sectors).  The MDAX® Index is a total return index, which reinvests all income from dividend and bonus payments in the Index portfolio. For additional information regarding the Index, see the information set forth under “Equity Index Descriptions — The MDAX® Index” in the accompanying underlying supplement no. 1-I.

•
POTENTIAL EXCHANGE RATE GAINS — Appreciation of the European Union euro against the U.S. dollar may increase the Ending Index Level, which is used to calculate the Index Return.  Because the Index Return, and therefore the payment at maturity, is linked to the Ending Index Level, you will benefit from any such appreciation, unless offset by a decrease in the Index closing level.

•
CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 5-I.  The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as “open transactions” that are not debt instruments for U.S. federal income tax purposes.  Assuming this treatment is respected, the gain or loss on your notes should be treated as short-term capital gain or loss, whether or not you are an initial purchaser of notes at the issue price.  However, the Internal Revenue Service (the “IRS”) or a court may not respect this treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected.  In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the notes.  The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; and the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.  Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Selected Risk Considerations
An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in the Index, the European Union euro relative to the U.S. dollar,  or any of the component securities of the Index.  These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 5-I dated November 17, 2011 and the accompanying underlying supplement no. 1-I dated November 14, 2011.
•
RESTATEMENT AND NON-RELIANCE OF OUR PREVIOUSLY FILED INTERIM FINANCIAL STATEMENTS FOR THE FIRST QUARTER OF 2012 — On July 13, 2012, we reported that we had reached a determination to restate our previously filed interim financial statements for the first quarter of 2012 and that our previously filed interim financial statements for the first quarter of 2012 should not be relied upon.  As a result, we will be filing an amendment to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2012.  When making an investment decision to purchase the notes, you should not rely on our interim financial statements for the first quarter of 2012 until we file an amendment to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2012.  See “Recent Developments” in this pricing supplement and Item 4.02(a) of our Current Report on Form 8-K dated July 13, 2012.

•
YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of your principal.  The amount payable at maturity, if any, will reflect the performance of the Index and changes in the Exchange Rate, subject to a reduction by the Index Adjustment Factor.  Because the Index Adjustment Factor reduces the Index Return, if the Ending Index Level is not greater than the Initial Index Level by at least approximately 0.25%, which includes any loss caused by a change in the Exchange Rate, you will lose some or all of your investment in the notes.

JPMorgan Structured Investments —	PS- 4
Return Notes Linked to the MDAX® Index, Converted into U.S. Dollars

•
THE INDEX ADJUSTMENT FACTOR WILL DIMINISH ANY INCREASE IN THE VALUE OF THE INDEX AND MAGNIFY ANY DECLINE IN THE VALUE OF THE INDEX — If the Index Return (which reflects the performance of the Index and the Exchange Rate) is negative or is less than approximately 0.25%, at maturity, you will lose some or all of your investment.  In addition, the Index Adjustment Factor will diminish any increase in the value of the Index and magnify any decline in the value of the Index.  For each 1% that the Ending Index Level is greater than the Initial Index Level, the return on your investment will increase by less that 1%.  In addition, for each 1% that the Ending Index Level is less than the Initial Index Level, you will lose more than 1% of your investment in the notes, provided that the payment at maturity will not be less than zero.

•
A DECREASE IN THE VALUE OF THE EUROPEAN UNION EURO RELATIVE TO THE U.S. DOLLAR MAY ADVERSELY AFFECT YOUR RETURN ON THE NOTES — The return on the notes is based on the performance of the Index and the Exchange Rate.  The Ending Index Level is determined based on the Adjusted Index Level, which is the Index closing level, converted into U.S. dollars based on the Exchange Rate.  Accordingly, any depreciation in the value of the European Union euro relative to the U.S. dollar (or conversely, any increase in the value of the U.S. dollar relative to the European Union euro) may adversely affect your return on the notes.

•
CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes.  Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness.  Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.  If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

In particular, on June 21, 2012, Moody’s Investors Services downgraded our long-term senior debt rating to “A2” from “Aa3” as part of its review of 15 banks and securities firms with global capital markets operations.  Moody’s also maintained its “negative” outlook on us, indicating the possibility of a further downgrade. In addition, on May 11, 2012, Fitch Ratings downgraded our long-term senior debt rating to “A+” from “AA-” and placed us on negative rating watch for a possible further downgrade, and Standard & Poor’s Ratings Services changed its outlook on us to “negative” from “stable,” indicating the possibility of a future downgrade. These downgrades may adversely affect our credit spreads and the market value of the notes.  See “Risk Factors” in our annual report on Form 10-K for the year ended December 31, 2011.
In addition, on July 13, 2012, we reported that we had reached a determination to restate our previously filed interim financial statements for the first quarter of 2012.  The restatement relates to valuations of certain positions in the synthetic credit portfolio of our Chief Investment Office.  We also reported, on July 13, 2012, management’s determination that a material weakness existed in our internal control over financial reporting at March 31, 2012.
The reported trading losses have led to heightened regulatory scrutiny, and any future losses related to these positions and the material weakness in our internal control over financial reporting may lead to additional regulatory or legal proceedings against us and may adversely affect our credit ratings and credit spreads and, as a result, the market value of the notes.  See “Recent Developments” in this pricing supplement and Item 4.02(a) of our Current Report on Form 8-K dated July 13, 2012 for further discussion.
•
POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.  In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes declines.  Please refer to “Risk Factors — Risks Relating to the Notes Generally” in the accompanying product supplement no. 5-I for additional information about these risks.

•
CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While any payment on the notes described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes.  As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you.  This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.

The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.
•
NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.  Because the Index Adjustment Factor always reduces the payment at maturity, your return from an investment in the notes

JPMorgan Structured Investments —	PS- 5
Return Notes Linked to the MDAX® Index, Converted into U.S. Dollars may be less than the return from a direct investment in the Index, the European Union euro relative to the U.S. dollar, or the equity securities composing the Index.
•
CHANGES IN THE VALUE AND EXCHANGE RATE OF THE INDEX MAY OFFSET EACH OTHER — The notes are linked to the Index, converted into U.S. dollars.  Price movements in the Index and movements in the Exchange Rate may not correlate with each other.  At a time when the value or Exchange Rate of the Index increases, the Exchange Rate or value, respectively, of the Index may decline.  Therefore, in calculating the Ending Index Level, increases in the value or Exchange Rate of the Index may be moderated, or more than offset, by declines in the Exchange Rate or value, respectively, of the Index.  There can be no assurance that the Ending Index Level will be higher than the Initial Index Level.  You may lose some or all of your investment in the notes if the Index Return is negative or is less than approximately 0.25%.

•
NON-U.S. SECURITIES RISK — The equity securities that compose the Index have been issued by non-U.S. companies.  Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries.  Also, there is generally less publicly available information about companies in some of these jurisdictions than about U.S. companies that are subject to the reporting requirements of the SEC, and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies.  The prices of securities in foreign markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws. Moreover, the economies in such countries may differ favorably or unfavorably from the economy in the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

•
ALTHOUGH THE EUROPEAN UNION EURO AND THE U.S. DOLLAR TRADE AROUND THE CLOCK, THE NOTES WILL NOT — Because the inter-bank market in foreign currencies is a global, around-the-clock market, the hours of trading for the notes, if any, will not conform to the hours during which the European Union euro and the U.S. dollar are traded.  Consequently, significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the notes.  Additionally, there is no systematic reporting of last-sale information for foreign currencies which, combined with the limited availability of quotations to individual investors, may make it difficult for many investors to obtain timely and accurate data regarding the state of the underlying foreign exchange markets.

•
THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK — Foreign currency exchange rates vary over time, and may vary considerably during the term of the notes.  The value of the European Union euro and the U.S. dollar is at any moment a result of the supply and demand for that currency.  Changes in foreign currency exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the European Union and the United States, and economic and political developments in other relevant countries.

Of particular importance to potential currency exchange risk are:
•	existing and expected rates of inflation;
•	existing and expected interest rate levels;
•	the balance of payments in the member nations of the European Union and the United States and between each country and its major trading partners;
•	the monetary policies of the European Union and the United States, especially as related to the supply of money;
•	political, civil or military unrest in the member nations of the European Union and the United States; and
•	the extent of governmental surplus or deficit in the member nations of the European Union and the United States.
All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by the European Union (including its members), the United States and those of other countries important to international trade and finance.
•
CURRENCY EXCHANGE RISKS CAN BE EXPECTED TO HEIGHTEN IN PERIODS OF FINANCIAL TURMOIL — In periods of financial turmoil, capital can move quickly out of regions that are perceived to be more vulnerable to the effects of a crisis than others with sudden and severely adverse consequences to the currencies of those regions.  In addition, governments around the world, including the United States government and governments of other major world currencies, have recently made, and may be expected to continue to make, very significant interventions in their economies, and sometimes directly in their currencies.  Such interventions affect currency exchange rates globally and, in particular, the value of the European Union euro relative to the U.S. dollar.  Further interventions, other government actions or

JPMorgan Structured Investments —	PS- 6
Return Notes Linked to the MDAX® Index, Converted into U.S. Dollars suspensions of actions, as well as other changes in government economic policy or other financial or economic events affecting the currency markets, may cause currency exchange rates to fluctuate sharply in the future, which could have a material adverse effect on the value of the notes and your return on your investment in the notes at maturity.

•
LACK OF LIQUIDITY — The notes will not be listed on any securities exchange.  JPMS intends to offer to purchase the notes in the secondary market but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

•
MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Index and the Exchange Rate on any day, the value of the notes will be impacted by a number of economic and market factors that may either offset or magnify each other, including:

•	the actual and expected volatility of the Index and the Exchange Rate;
•	the time to maturity of the notes;
•	the dividend rates paid on the equity securities underlying the Index;
•	interest and yield rates in the market generally;
•	correlation (or lack thereof) between the Index and the Exchange Rate;
•	suspension or disruption of market trading in the European Union euro or the U.S. dollar;
•	a variety of economic, financial, political, regulatory and judicial events; and
•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments —	PS- 7
Return Notes Linked to the MDAX® Index, Converted into U.S. Dollars

Historical Information — Adjusted Index Performance
The graph below shows the historical weekly performance of the Index, converted into U.S. dollars, from January 5, 2007 through July 16, 2012, based on the weekly Index closing level and the exchange rate of the Underlying Currency as reported by Bloomberg Financial Markets on the relevant dates.  The exchange rates used in this graph were determined by reference to the rates reported by Bloomberg Financial Markets and may not be indicative of the Index performance, converted into U.S. dollars using the exchange rates of the Underlying Currency at approximately 4:00 p.m., Greenwich Mean Time, that would be derived from the applicable Reuters page.  The Adjusted Index Level of the MDAX® Index on July 17, 2012 was 13,006.63738.

Historical Information — Index Performance
The following graph shows the historical weekly performance of the Index from January 5, 2007 through July 16, 2012.  The Index closing level on July 17, 2012 was 10,649.83.

JPMorgan Structured Investments —	PS- 8
Return Notes Linked to the MDAX® Index, Converted into U.S. Dollars

Historical Information — Exchange Rate

The graph below shows the historical weekly performance of the European Union euro expressed in terms of the conventional market quotation (which is the amount of U.S. dollars that can be exchanged for one European Union euro), as shown on Bloomberg Financial Markets, from January 5, 2007 through July 16, 2012.  The exchange rate of the European Union euro, on July 17, 2012, as shown on Bloomberg Financial Markets, was 1.2287.

The exchange rates set forth above and displayed in the graph below are for illustrative purposes only and do not form part of the calculation of the Index Return.  The Index Return, assuming no change in the Index closing level, increases when the U.S. dollar depreciates in value against the European Union euro.
The historical exchange rates in the graph below were determined using the rates reported by Bloomberg Financial Markets, which is not the source of the Exchange Rate.  The Exchange Rate is determined based on the applicable rate displayed of the applicable Reuters page at approximately 4:00 p.m., Greenwich Mean Time.

The Exchange Rate of the European Union euro relative to the U.S. dollar on July 17, 2012, was 1.2213, calculated in the manner set forth under “Key Terms — Exchange Rate” on the front cover of this pricing supplement.

We obtained the Index closing levels and exchange rates needed to construct the graphs from Bloomberg Financial Markets, and we obtained the exchange rate used to calculate the Exchange Rate from Reuters Group PLC, in each case without independent verification.  The historical performance of the Index and the Exchange Rate should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level or the Exchange Rate on the Observation Date.  We cannot give you assurance that the performance of the Index and the Exchange Rate will result in the return of any of your initial investment.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as our special products counsel, when the notes offered by this pricing supplement have been executed and issued by us and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be our valid and binding obligations, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above.  This opinion is given as of the date hereof and is limited to the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware.  In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated March 29, 2012, which was filed as an exhibit to a Current Report on Form 8-K by us on March 29, 2012.

JPMorgan Structured Investments —	PS- 9
Return Notes Linked to the MDAX® Index, Converted into U.S. Dollars